Exhibit 4.7

Schedule of Options issued to The University of Texas M.D. Anderson Cancer Center

Option No.	Shares subject to Option (post-merger)	Aggregate Exercise Price	Vesting Date

MDACC-1	12,556	$500.00
Upon the filing of an IND for any Licensed Product that is covered by the Patent Rights entitled “Arsenic-Lipid Derivatives as a Treatment for Cancer” (MDA04-076) (as defined in that certain License Agreement entered into by and among the Company and the Board of Regents of the University of Texas Systems dated August 27, 2004)(the “Vesting Date”). Options remain exercisable for five years from the Vesting Date.

MDACC-2	25,111	$250.00
Upon the date on which the Company completes the dosing of the last patient for both the blood and solid tumor Phase I clinical trials for the first Licensed Product (as defined in that certain License Agreement entered into by and among the Company and the Board of Regents of the University of Texas Systems dated August 27, 2004)(the “Vesting Date”). Options remain exercisable for five years from the Vesting Date.

MDACC-3	12,555	$250.00
Upon the date on which the first patient is enrolled in a multi-center Pivotal Study for a Licensed Product (as defined in that certain License Agreement entered into by and among the Company and the Board of Regents of the University of Texas Systems dated August 27, 2004)(the “Vesting Date”). Options remain exercisable for five years from the Vesting Date.